LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

 Admitted in California

Tuesday, May 3, 2005

Via Edgar and Facsimile Transmission

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Edward M. Kelly, Senior Counsel

RE:

Safer Residence Corporation

Form SB-2 Amendment No. 3 filed on April 26, 2005

File Number: 333-120926

Dear Mr. Kelly:

This letter shall serve as withdrawal of the acceleration request of Safer Residence Corporation for an effective date of May 4, 2005 that was filed with the Registration Statement on Form SB-2 identified above.

Sincerely,

        /s/W. Scott Lawler

W. Scott Lawler, Esq.